UNITED STATES
SECURITIESAND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5 )*

SHOE CARNIVAL, INC.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

824889 10 9

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[		]	Rule 13d-1(b)

[		]	Rule 13d-1(c)

[	X	]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No.		824889 10 9

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

J. Wayne Weaver

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:
		5.	Sole Voting Power 1,916,615 shares

		6.	Shared Voting Power 2,817,637 shares (1)

		7.	Sole Dispositive Power 1,916,615 shares

		8.	Shared Dispositive Power 2,817,637 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,734,252 shares (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11.	Percent of Class Represented by Amount in Row (9)
35.7% (1)

12.	Type of Reporting Person (See Instructions)
IN

(1) Includes 901,022 shares held in a trust over which Mr. Weaver has voting and dispositive power. Also includes 1,916,615 shares owned by Mr. Weaver's spouse

CUSIP No.		824889 10 9

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Delores B. Weaver

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:
		5.	Sole Voting Power 1,916,615 shares

		6.	Shared Voting Power 2,817,637 shares (1)

		7.	Sole Dispositive Power 1,916,615 shares

		8.	Shared Dispositive Power 2,817,637 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,734,252 shares (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11.	Percent of Class Represented by Amount in Row (9)
35.7% (1)

12.	Type of Reporting Person (See Instructions)
IN

(1) Includes 901,022 shares held in a trust over which Mrs. Weaver has voting and dispositive power. Also includes 1,916,615 shares owned by Mrs. Weaver's spouse

Item 1. (a)  Name of Issuer

         Shoe Carnival, Inc.

         (b)  Address of Issuer's Principal Executive Offices

         8233 Baumgart Road
         Evansville, IN 47725

Item 2. (a)  Name of Person Filing

         (i) J. Wayne Weaver
         (ii) Delores B. Weaver

         (b)  Address of Principal Business Office or, if none, Residence

         (i) J. Wayne Weaver
            8233 Baumgart Road
            Evansville, Indiana 47725

         (ii)Delores B. Weaver
            8233 Baumgart Road
            Evansville, Indiana 47725

         (c)  Citizenship

          (i) United States of America
          (ii)United States of America

         (d)  Title of Class of Securities

           Common Stock, $.01 par value

         (e)  CUSIP Number

          824889 10 9

Item 3.  If this statement is filed pursuant to Sections 240, 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	[	]	Broker or dealer registered under Section 15 of the Act;
(b)	[	]	Bank as defined in section 3(a)(6) of the Act;
(c)	[	]	Insurance Company as defined in Section 3(a)(19) of the Act;
(d)	[	]	Investment Company registered under Section 8 of the Investment Company Act of 1940;
(e)	[	]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[	]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)	[	]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h)	[	]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[	]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 194;
(j)	[	]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J). Inapplicable

Item 4.  Ownership.

      Provide the following information regarding the aggregate number and percentageof the class of securities of the issuer identified in Item 1.

      The following information is provided as of December 31 , 2005.

(a)	Amount beneficially owned: (i) J. Wayne Weaver - 4,734,252 shares (1)(2) (ii) Delores B. Weaver - 4,734,252 shares (2)(3)
(b)	Percent of class: (i) J. Wayne Weaver - 35.7% (1)(2) (ii) Delores B. Weaver - 35.7% (2)(3)
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote (i) J. Wayne Weaver - 1,916,615 shares (ii) Delores B. Weaver - 1,916,615 shares
	(ii)	Shared power to vote or to direct the vote (i) J. Wayne Weaver - 2,817,637 shares (1)(2) (ii) Delores B. Weaver - 2,817,637 shares (2)(3)
	(iii)	Sole power to dispose or to direct the disposition of (i) J. Wayne Weaver - 1,916,615 shares (ii) Delores B. Weaver - 1,916,615 shares
	(iv)	Shared power to dispose or to direct the disposition of (i) J. Wayne Weaver - 2,817,637 shares (1)(2) (ii) Delores B. Weaver - 2,817,637 shares (2)(3)

(1) Includes 1,916,615 shares owned by Mr. Weaver's spouse.
(2) Includes 901,022 shares held in a trust over which the reporting person has voting and dispositive power.
(3) Includes 1,916,615 shares owned by Mrs. Weaver's spouse

Item 5.  Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ]

          Inapplicable

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

           Inapplicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

           Inapplicable

Item 8.  Identification and Classification of Members of the Group

           Inapplicable

Item 9.  Notice of Dissolution of Group

           Inapplicable

Item 10.  Certification

   Inapplicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2006

Date

/s/ J. Wayne Weaver

Signature

J. Wayne Weaver

Name/Title

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2006

Date

/s/ Delores B. Weaver

Signature

Delores B. Weaver

Name/Title